UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On November 12, 2024, Prestige Wealth Inc. (the “Company”) entered into a definitive acquisition agreement pursuant to which PWM will purchase all shares of Tokyo Bay Management Inc. (“Tokyo Bay”), a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$1,500,000, subject to customary closing purchase price adjustments, in the form of 2,500,000 newly issued Class B ordinary shares of the Company at a price per Class B ordinary share of US$0.60 to the seller and key employees of Tokyo Bay. The Company will also grant warrants to purchase 1,875,000 Class A ordinary shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. In addition, key employees will be retained and continue to be employed by Tokyo Bay after closing of the transaction. The acquisition agreement also includes a third-year period non-competition and non-solicitation covenants from the seller parties. Upon consummation of the acquisition of Tokyo Bay, that certain business development & marketing agreement by and between the Company and Tokyo Bay dated as of June 24, 2024 will be terminated. The acquisition of Tokyo Bay is expected to close in the fourth quarter of 2024 and will enhance the Company’s strategy and development in Asia wealth management industry.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Prestige Wealth Inc. Announces Acquisition of Tokyo Bay

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: November 12, 2024	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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